SE 20004202

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-20003 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/01/2018 (MM/DD/YY) AND ENDING 11/30/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Grace Municipal Securities

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road

(No. and Street)

| Spotswood | NJ | 08884 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mundy 732-251-2460

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC

(Name – *if individual, state last, first, middle name*)

| 293 Eisenhower Pkwy, Ste 290 | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
JAN 3 0 2020
Washington, DC

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DMS

# OATH OR AFFIRMATION

I, Thomas J. Mundy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities, as of November 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

SHELLY J. MUNDY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 3/18/2020

Notary Public

SHELLY J. MUNDY NOTARY PUBLIC NEW JERSEY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2019

## STERLING GRACE MUNICPAL SECURITIES CORP.

NOVEMBER 30, 2019

CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. ("Company") as of November 30, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year ended November 30, 2019, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Sterling Grace Municipal Securities Corp. as of November 30, 2019, and the results of its operations and cash flows for the year ended November 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SobelCo, LLC

Certified Public Accountants

We have served as Sterling Grace Municipal Securities Corp.'s auditors since 1998.

Livingston, New Jersey
January 29, 2020

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2019

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 12,137,280 |
| Clearing deposit account | 500,000 |
| Securities owned - trading | 18,884,991 |
| Accrued interest receivable | 406,023 |
| Security deposits | 1,995 |
| Equipment, net of accumulated depreciation of $21,723 | 12,577 |
| Total Assets | $ 31,942,866 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Payable to clearing broker | $ 17,805,828 |
| Loans payable - related parties | 500,000 |
| Deferred taxes | 97,633 |
| Accrued expenses | 895,601 |
| Total Liabilities | 19,299,062 |
| COMMITMENTS AND CONTINGENCIES | |
| STOCKHOLDERS' EQUITY | 12,643,804 |
| Total Liabilities and Stockholders' Equity | $ 31,942,866 |

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF INCOME
YEAR ENDED NOVEMBER 30, 2019

| | | |
|---|---|---|
| REVENUE: | | |
| Trading loss, net | $ | (495,472) |
| Commissions | | 9,364 |
| Interest | | 2,693,377 |
| Total Revenue | | 2,207,269 |
| OPERATING EXPENSES: | | |
| Compensation | | 2,148,505 |
| Payroll taxes | | 78,884 |
| Employee benefits | | 447,515 |
| Travel and entertainment | | 2,478 |
| Telephone | | 7,414 |
| Rent | | 58,930 |
| Subscriptions | | 107,189 |
| Office expense | | 19,045 |
| Clearance charges | | 33,717 |
| Regulatory fees and assessments | | 54,220 |
| Interest expense - clearing broker | | 1,458,670 |
| Professional fees | | 216,677 |
| Postage | | 741 |
| Stationary and supplies | | 787 |
| Depreciation | | 3,430 |
| Other | | 2,681 |
| Interest expense - other | | 39,523 |
| Total Operating Expenses | | 4,680,405 |
| LOSS FROM OPERATIONS BEFORE TAXES | | (2,473,136) |
| TAXES | | 858,126 |
| NET LOSS | $ | (1,615,010) |

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2019

| | Common Stock* | Retained Earnings | Stockholders' Equity |
|---|---|---|---|
| Balance, December 1, 2018 | $ 48,000 | $ 14,210,814 | $ 14,258,814 |
| Net income | - | (1,615,010) | (1,615,010) |
| Balance, November 30, 2019 | $ 48,000 | $ 12,595,804 | $ 12,643,804 |

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2019

| | |
|---|---|
| CASH FLOWS PROVIDED BY (USED FOR): | |
| OPERATING ACTIVITIES: | |
| Net income | $ (1,615,010) |
| Adjustments to reconcile net income to net cash used in operating activities; | |
| Depreciation | 3,430 |
| Deferred Tax | (1,602,367) |
| Changes in certain assets and liabilities: | |
| Interest receivable | (355,636) |
| Payable to clearing broker | (12,119,840) |
| Accrued expenses | (72,249) |
| Taxes Payable | 742,222 |
| Securities owned - trading | 16,816,349 |
| Net Cash Used in Operating Activities | 1,796,899 |
| FINANCING ACTIVITIES: | |
| Loan proceeds - related parties | - |
| Repayment of loans payable - related parties | (3,000,000) |
| Net Cash Provided by Financing Activities | (3,000,000) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (1,203,101) |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of year | 13,340,381 |
| End of year | $ 12,137,280 |

| | |
|---|---|
| SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION: | |
| Cash paid for: | |
| Interest | $ 1,560,363 |
| Income taxes | $ 2,019 |

## NOTE 1 - ORGANIZATION:

***Organization:***
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Basis of Accounting:***
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates:***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents:***
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

***Equipment:***
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

***Revenue Recognition:***
On December 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (TOPIC 606), ("ASU 2004-09"), which superseded revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company has adopted this standard using the modified retrospective method of adoption. The Company has identified its revenues and costs that are within the scope of the new guidance. The adoption of this standard has had no material effect on how revenue is recognized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Revenue Recognition: (Continued)***
Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss or the sale of securities is determined on average cost method.

Commission income is recorded when earned.

Interest income is recorded when earned on a monthly basis. This revenue is based on the amount of money on deposit at the third-party broker dealer (Hilltop Securities Inc.) and the amount of bond inventory and related accrued interest.

***Security Valuation:***
Fair value measurements establish a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

**Level 1:** Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

**Level 2:** Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

**Level 3:** Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

***Municipal bonds:*** Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2019, the Company's securities owned are Level 2.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Security Valuation: (Continued)***

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities Owned: | | | | |
| State and municipal bonds | $ - | $18,884,991 | $ - | $18,884,991 |

***Income Taxes:***
The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At November 30, 2019, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2019 financial statements.

***Subsequent Events:***
The Company has evaluated its subsequent events and transactions occurring after November 30, 2019, through January 28, 2020, the date which the financial statements were available to be issued and found no material events.

***Recent Accounting Pronouncements:***
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This update requires Lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Under Topic 842, a modified retrospective transition approach is required, and the new standard is applied to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The standard is effective for annual reporting periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Company is currently evaluating the effect the provisions of this ASU will have on the financial statements.

## NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Hilltop Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2019, the amount due to the Clearing Broker was $17,805,828. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company and cash and equivalents held by the Clearing Broker. The Clearing Broker charges interest monthly at varying rates ranging from 5.84% to 6.34% for the year ended November 30, 2019. Interest expense amounted to $1,458,670 for the year ended November 30, 2019.

Under the terms of the clearance agreement with Hilltop, the Company is required to maintain a Clearing deposit account of a minimum of $500,000.

## NOTE 4 - LOANS PAYABLE-RELATED PARTIES:

On December 5, 2006, Spotswood Partners, a commonly owned entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 for the year ending November 30, 2019.

On November 15, 2018, Brockton LLC, an entity owned by the president of the Company, loaned the Company $3,000,000. The loan bore interest at the current margin loan rate charged by Hilltop Securities. The Company made a partial repayment in the amount of $1,750,000 on December 17, 2018 and repaid the remaining balance of $1,250,000 on January 14, 2019. Interest charged to interest expense-other amounted to $15,527 for the year ended November 30, 2019.

## NOTE 5 - PENSION PLANS:

**CASH BALANCE PLAN**
The Company sponsors a Cash Balance Plan. The Cash Balance Plan is a defined benefit plan covering all employees. The latest available valuation date for the plan was as of December 31, 2018.

NOTE 5 - PENSION PLANS: (Continued)

The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance account consists of the accumulated value of all cash balance credit and interest credits provided under the terms of the Plan. Cash Balance credits are based on a participant's age and ownership in the Company.

The following tables set forth further information about the Company's Cash Balance Plan as of December 31, 2018.

| **Plan asset changes:** | **December 31, 2018** |
|---|---|
| Fair value, beginning of year | $1,536,625 |
| Actual return on assets | (135,791) |
| Employer contribution | 180,565 |
| Expenses | (9,165) |
| Fair value, end of year | 1,572,234 |

| **Reconciliation of Funded Status** | **December 31, 2018** |
|---|---|
| Funded status | (219,894) |

| **Weighted Average Assumptions:** | **December 31, 2018** |
|---|---|
| Discount rate | 5.52% |
| Expected long-term return on Plan Assets | 5.00% |
| Rate of compensation increase | 0% |

The expected rate of return on Pension Plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long term returns by asset class. The Company's overall investment strategy and policy is based on satisfying the needs of the long-term liabilities of the Company's Cash Balance Plan.

## NOTE 5 - PENSION PLANS: (Continued)

**401(k) PLAN**
The Company has a voluntary 401(k) plan for all employees age 21 and older. The Company can make contributions at its discretion. For the year ended November 31, 2019, the Company made total contributions of $10,737 to the 401(k) plan.

## NOTE 6 - COMMITMENTS:

The Company has a 24 month non-cancelable operating office lease expiring February 2020, with the option to extend for two additional years. The monthly rental is $4,919. The rent will be increased on a yearly basis based on the Consumer Price Index. The Company is currently evaluating its options in regards to renewing the lease.

## NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2019, the Company has net capital of $10,642,995, which was $10,542,995 in excess of its minimum dollar net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 14.03%.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements."

## NOTE 8 - CONCENTRATION:

At November 30, 2019, the Company's state and municipal bonds owned consist of 99% of Puerto Rico bonds.

## NOTE 9 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effect of certain non-taxable income and the availability of loss carry overs to offset the current year's taxable income, the Company has recorded a current date and deferred tax provision. At November 30, 2019, the deferred tax benefit and current tax provisions consist of the following:

| | November 30, 2019 |
|---|---|
| Federal tax benefit, deferred | 1,036,376 |
| State tax benefit, deferred | 565,991 |
| | $1,602,367 |
| Federal tax provision, current | (480,894) |
| State tax provision, current | (263,347) |
| | $(744,241) |
| | $858,126 |

At November 30, 2019, net deferred tax liability of $97,633 relates to the unrealized gain on securities owned of $350,728 and net operating losses of $253,098.

## NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades heavily in municipal bonds issued by the Commonwealth of Puerto Rico and is therefore exposed to risks associated with this market.

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have audited the financial statements of Sterling Grace Municipal Securities Corp. ("Company") as of and for the year ended November 30, 2019, and have issued our report thereon dated January 29, 2020, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 14, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
January 29, 2020

**STERLING GRACE MUNICIPAL SECURITIES CORP.**
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2019

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Total stockholders' equity qualified for net capital | | $ 12,643,804 |
| Deductions and Charges | | |
| Nonallowable assets: | | |
| Security deposit | | $ 1,995 |
| Petty cash | | 500 |
| Flex funding account | | 2,646 |
| Fixed assets, net | | 12,577 |
| | | 17,718 |
| Net Capital before haircuts on security positions | | 12,626,086 |
| Haircuts on securities: | | |
| State and municipal obligations | | 1,555,409 |
| Undue concentration | | 427,682 |
| Total haircuts on securities positions | | 1,983,091 |
| NET CAPITAL | | $ 10,642,995 |
| AGGREGATE INDEBTEDNESS: | | |
| Items included in statements of financial condition: | | |
| Accrued expenses | | $ 249,024 |
| Taxes payable | | 744,209 |
| Loans payable - related parties | | 500,000 |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 1,493,233 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Net Capital Requirement | | $ 100,000 |
| Excess net capital | | $ 10,542,995 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement | | $ 10,493,672 |
| Percentage of aggregate indebtedness to net capital | | 14.03% |
| RECONCILIATION WITH COMPANY'S COMPUTATION: | | |
| Included in Part IIA of Form X-17A-5 as of November 30, 2019 | | |
| Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA | | $ 10,642,995 |
| Net audit adjustments | | - |
| NET CAPITAL PER ABOVE | | $ 10,642,995 |

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders
Sterling Grace Municipal Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ("exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SobelCo, LLC

Certified Public Accountants

Livingston, New Jersey
January 29, 2020

# Sterling Grace Municipal Securities Corp.

## Exemption Report
## November 30, 2019

Sterling Grace Municipal Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k): (2)(ii) throughout the most recent fiscal year ending November 30, 2019, without exception.

**STERLING GRACE MUNICIPAL SECURITIES CORP.**

I, Thomas J. Mundy, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Thomas J. Mundy
Vice President

# STERLING GRACE MUNICIPAL SECURITIES CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES ON
GENERAL ASSESSMENT RECONCILIATION
(FORM SIPC-7)

NOVEMBER 30, 2019

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Sterling Grace Municipal Securities Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sterling Grace Municipal Securities Corp. and the SIPC, solely to assist you and SIPC in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended November 30, 2019. Sterling Grace Municipal Securities Corp.'s management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2019, with the total revenue amount reported in Form SIPC-7 for the year ended November 30, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended November 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Sterling Grace Municipal Securities Corp. and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
January 29, 2020

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 11/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**8-20003 FINRA NOV 01/02/1976**
**STERLING GRACE MUNICIPAL**
**100 SUMMERHILL RD**
**SPOTSWOOD, NJ 08884**

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Mundy 732-251-2460

2. A. General Assessment (item 2e from page 2) $ 8,058

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,686 )
8-13-19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,372

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,372

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 5,372

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Grace Municipal Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of December, 2019.

VP Operations
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 12/1/2018
and ending 11/30/2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,207,269 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 4,696,510 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 6,903,779 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 33,717 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,498,192 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 1,498,192 |
| Total deductions | 1,531,909 |
| 2d. SIPC Net Operating Revenues | $ 5,371,870 |
| 2e. General Assessment @ .0015 | $ 8,058 |
| | (to page 1, line 2.A.) |